02038499

P.E 5·1·02

1-8819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of May, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on May 21, 2002.

- Notification of interests of directors - Ian Livingston
- BT's Group Finance Director completes share purchase - Ian Livingston

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: May 20, 2002 By:

PATRICIA DAY
Authorized Representative

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

a. Ian Livingston
b. Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

a. purchase of shares in own name
b. 2 awards of shares under the BT Group Retention Share Plan (RSP)

7) Number of shares/amount of stock acquired:

a. Purchase of 110,444 shares at 2.716295p per share.
b. Award of 110,444 shares under the RSP at 2.716295p per share and an award of 482,142 shares under the RSP at 2.80p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

nil

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

20 May 2002

14) Date Company informed

20 May 2002

15) Total holding following this notification

a. 110,444 ordinary shares - personal holding;

b. 592586 ordinary shares under BT Group Retention Share Plan - contingent awards.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

nil

23) Any additional information

The above named Director has technical interests, as at 20 May 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 45,274,661 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 20 May 2002

End

May 20, 2002

BT's GROUP FINANCE DIRECTOR COMPLETES SHARES PURCHASE

BT today confirmed that Ian Livingston, group finance director, has purchased £300,000 worth of BT shares as a personal investment. The purchase took place at the earliest opportunity following BT's fourth quarter and full year results. Ian now receives a matching £300,000 worth of BT shares from the company, as detailed in his contract.

Ian joined the BT board on April 8, and became group finance director on April 23, 2002.

Notes to Editors:

1. As per the terms of his contract, if Ian purchases shares in BT up to the market value of £300,000, at the date of purchase BT will grant £300,000 of shares under the retention share plan (RSP). These shares will vest under the rules of the RSP subject to Ian retaining the shares on the third anniversary of the purchase.
2. Further, BT will grant Ian an award of shares to the value of £1,350,000 under the RSP which will vest over three years in three equal tranches, on the anniversaries of his commencement date if Ian is still employed by BT at the date of vesting.
3. Ian receives these awards today.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/mediacentre.